Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax

Allison Fumai Partner Allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

March 4, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attn:	Rolf Sundwall
Mark Brunhofer
Lulu Cheng
Sandra Hunter Berkheimer

Re:	Morgan Stanley Bitcoin Trust Registration Statement on Form S-1 Filed January 6, 2026 File No. 333-292586

Ladies and Gentlemen:

On behalf of our client, Morgan Stanley Bitcoin Trust (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated February 11, 2026 (the “Comment Letter”), relating to the Trust’s Registration Statement on Form S-1 (File No. 333-292586) filed with the Commission on January 6, 2026 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Pre-Effective Amendment”).

Registration Statement on Form S-1

General

Comment 1.	We note that your registration statement includes a number of blanks or omitted information, including, for example purposes only, the exchange on which the Trust’s Shares will be listed, the Pricing Benchmark, the identities of various service providers, and disclosures regarding material contracts. Please include this information in your next amendment or tell us when you intend to do so.

March 4, 2026 Page 2

Response 1. We hereby confirm all information that is currently in brackets or missing in the Registration Statement, including exhibits, will be completed or updated in the Pre-Effective Amendment or in subsequent amendment(s).

Risk Factors

Risks Associated with Bitcoin and the Bitcoin network

Limits on bitcoin supply, page 14

Comment 2.	Please revise here and page 35 to disclose the next expected halving event.

Response 2. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 16, 35, and 37 of the Pre-Effective Amendment.

Spot markets on which bitcoin trades are relatively new and largely unregulated, page 15

Comment 3.	We note your disclosure in the fourth paragraph that “[w]hile the Trust itself does not buy or sell bitcoin on bitcoin spot markets, the closure or temporary shutdown of bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the bitcoin network and can slow down the mass adoption of bitcoin.” Please revise to clarify here that the Prime Broker may route orders through Connected Trading Venues and hold the Trust’s assets on Connected Trading Venues.

Response 3. With respect to the Staff’s comment, the Trust has revised the disclosure on page 17 of the Pre-Effective Amendment.

Large-Scale Sales or Distributions, page 37

Comment 4.	We note your disclosure discussing the largest 100 bitcoin wallets, the percentage of bitcoin in circulation held by those wallets, and noting the possibility that some of these wallets may be controlled by the same person or entity. Please revise to discuss risks associated with Satoshi Nakamoto, early stakeholders, or others holding a significant stake in bitcoin, to the extent known and material.

Response 4. With respect to the Staff’s comment, the Trust has revised the disclosure on page 40 of the Pre-Effective Amendment.

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Regulatory Risk

Future legal or regulatory developments may negatively affect the value of bitcoin, page 49

Comment 5.	We note your disclosure that “the SEC has recently proposed rule changes amending and redesignating rule 206(4)-2 under the Advisers Act.” Please revise to update the status of the proposed amendments you reference.

Response 5. The referenced disclosure has been removed.

Bitcoin, Bitcoin Markets and Regulation of Bitcoin

Bitcoin Protocol, page 57

Comment 6.	Please revise to update your disclosures relating to Taproot upgrade.

Response 6. With respect to the Staff’s comment, the Trust has revised the disclosure on page 62 of the Pre-Effective Amendment.

The Trust and Bitcoin Prices

Use of [ ], page 61

Comment 7.	Please revise your disclosure to provide a materially complete description of the Pricing Benchmark. Please also address the following in your disclosure regarding the Pricing Benchmark:

•	Include a table with market share and volume information for each Constituent Exchange comprising the Pricing Benchmark;

•	Disclose the extent to which the Sponsor has discretion to select a different index;

•	Disclose the criteria the Benchmark Provider uses to select the Constituent Exchanges, the frequency with which the Benchmark Provider evaluates the Constituent Exchanges; and

•	Disclose whether and how the Sponsor will notify investors of changes to the Pricing Benchmark or Constituent Exchanges.

Response 7. With respect to the Staff’s comment, the Trust will provide the complete disclosure in subsequent amendment(s).

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Additional Information About the Trust

The Trust’s Fees and Expenses, page 66

Comment 8.	Your disclosure notes that “the Sponsor shall assume and pay all fees and other expenses incurred by the Trust in the ordinary course of its affairs, excluding taxes, but including … (vi) the fees and expenses related to any listing, trading or quotation of the Shares on any listing exchange or quotation system (including legal, marketing and audit fees and expenses).” Please reconcile this with your disclosure noting that the Sponsor will not assume the fees and expenses related to the listing on pages 6, 66 and A-1. Please also revise to disclose here and throughout the registration statement, if true, that the Sponsor Fee includes expenses for bitcoin-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker.

Response 8. The disclosure on page 69 of the Pre-Effective Amendment has been revised to clarify that the Sponsor has agreed to pay fees and expenses related to the initial listing and all future listings of the Trust’s shares pursuant to the Registration Statement. The disclosure on page 84 has been further revised to clarify that the Sponsor Fee includes expenses for bitcoin-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker.

Comment 9.	We note your disclosure that, “[i]n the Sponsor’s sole discretion, all or any portion of a Sponsor-paid Expense may be redesignated as an Additional Trust Expense, if, among other reasons, the Sponsor determines that a Sponsor-paid Expense is an extraordinary, non-recurring expense of the Trust.” Please disclose the criteria the Sponsor will consider or the reasons why the Sponsor may choose to do this. Please also update any related disclosure throughout the registration statement.

Response 9. With respect to the Staff’s comment, the Trust has revised the disclosure on page 69 of the Pre-Effective Amendment.

Termination of the Trust, page 66

Comment 10.	We note your disclosure that in the event the Trust is terminated “the Sponsor will notify Shareholders at least 30 days before the date for termination of the Trust Agreement.” Please revise to disclose how the Shareholders will receive this notification.

Response 10. With respect to the Staff’s comment, the Trust has revised the disclosure on page 70 of the Pre-Effective Amendment.

March 4, 2026 Page 5

The Trust’s Service Providers

The Sponsor, page 70

Comment 11.	Please revise to discuss the Sponsor’s experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Please revise to include related risk factor disclosures as appropriate.

Response 11. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 42 and 72 of the Pre-Effective Amendment.

Custody of the Trust’s Assets, page 72

Comment 12.	We note the Trust intends to use more than one Bitcoin Custodian. Please revise to discuss the criteria the Sponsor will take into consideration in determining how much bitcoin to allocate to each Bitcoin Custodian.

Response 12. With respect to the Staff’s comment, the Trust has revised the disclosure on page 74 of the Pre-Effective Amendment.

Comment 13.	We note your statement here that the Bitcoin Custodians will keep a “substantial portion” of the private keys associated with the Trust’s bitcoin in cold storage. We also note your disclosure on pages 6 and 72 that “[a]ll of the Trust’s assets and private keys will be held in cold storage of the Bitcoin Custodians on an ongoing basis.” Please revise for consistency. In an appropriate section of the registration statement please also describe how transfers of bitcoin from cold/hot to hot/cold storage occur.

Response 13. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 74, 100 and 101 of the Pre-Effective Amendment.

Creation and Redemption of Shares, page 77

Comment 14.	Your disclosure states that “[c]reations and redemptions will generally be ‘on-chain’ transactions reflected in the Trust’s Vault Account” and that “[u]nder certain circumstances, these transactions may be ‘off-chain’ transactions that are represented in the books and records of the Prime Broker.” Please expand your disclosure here to address the situations in which creations and redemptions will be on-chain transactions recorded on the bitcoin network and reflected in the Trust’s Vault Account and under what circumstances the transactions will be off-chain transactions reflected in the Prime Broker’s books and records and not recorded on the bitcoin network. Similarly, on page 80 you state that “[u]nder most circumstances, the bitcoin associated with a Creation Basket Deposit will be deposited with the Bitcoin Custodians in the Trust’s Cold Vault Balance, although in some circumstances, bitcoin may be deposited outside of cold storage.” Please expand your disclosure to describe the circumstances in which the bitcoin would be “deposited outside of cold storage.”

Response 14. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 84 and 85 of the Pre-Effective Amendment.

March 4, 2026 Page 6

Comment 15.	Your disclosure on page 82 that states “[t]o effectuate a redemption order via an in-kind transaction, the Authorized Participant will deliver the necessary Shares to the Trust, and the Sponsor will instruct the Prime Broker to deliver bitcoin to the account of the Authorized Participant or its designated agent’s account at the Prime Broker” is inconsistent with your disclosure on the cover page and pages 6 and 12 that states “[w]hen such an Authorized Participant redeems Shares in-kind, the Trust, through the Bitcoin Custodians, will deliver bitcoin to the Authorized Participant, or a designated agent thereof, in exchange for its Shares.” Please revise for clarity and consistency. Separately, we note your disclosure regarding the suspension or rejection of redemption orders on page 83. Please disclose whether the Sponsor may also suspend creation orders and how the Trust will notify Shareholders if it has suspended either creation or redemption orders.

Response 15. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 86-87 and 88-89 of the Pre-Effective Amendment.

Conflicts of Interest, page 84.

Comment 16.	Please revise to disclose any code of ethics the Sponsor intends to implement or has implemented to eliminate or mitigate conflicts of interests.

Response 16. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 91 of the Pre-Effective Amendment.

Governing Law; Consent to Delaware Jurisdiction, page 92

Comment 17.	We note your disclosure on page 92 that “[e]xcept in limited circumstances, Shareholders will have no voting rights under the Trust Agreement.” Please revise to disclose the limited circumstances in which the Shareholders have voting rights under the Trust Agreement.

Response 17. With respect to the Staff’s comment, the Trust has revised the disclosure on page 97 of the Pre-Effective Amendment.

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Legal Matters, page 92

Comment 18.	Please revise your disclosure to include the opinion from counsel regarding the classification of the Trust as a grantor trust for U.S. federal income tax purposes.

Response 18. With respect to the Staff’s comment, the Trust has revised the disclosure on pages 105-106 of the Pre-Effective Amendment and will file as Exhibit 8.1 in subsequent amendments a Tax Opinion of Dechert LLP.

Summary of Promotional and Sales Material, page 98

Comment 19.	We note your disclosure stating that the Trust expects to use a Fact Sheet. Please provide us with a copy for our review.

Response 19. We hereby confirm that the Trust is not currently using a fact sheet. However, should the Trust seek to use a fact sheet prior to effectiveness of the Registration Statement, the Trust will provide a copy supplementally to the Staff for review.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

Comment 20.	Please file the Post-Trade Financing Agreement and any other material agreements relating to your use of trade credits as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K or explain why you are not required to do so. Please also confirm your understanding that we may have additional comments upon reviewing any revised disclosure.

Response 20. We hereby confirm the Post-Trade Financing Agreement will be filed in subsequent amendments. The Registrant will consider any additional comments made in connection with the Staff’s review.

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March 4, 2026 Page 8

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best Regards,

/s/ Allison Fumai
Allison Fumai

cc:	Scott Steel, Morgan Stanley Investment Management Inc.
Mary E. Mullin, Esq., Morgan Stanley Investment Management Inc.
Anna Tomczyk, Esq., Dechert LLP
Neel Maitra, Esq., Dechert LLP